                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Under Section 13(d) of the Securities Exchange Act of 1934
                                 Amendment No. 1

                                NOXSO CORPORATION
                                -----------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   670155 10 0
                                   -----------
                                 (CUSIP Number)

                             Gerard S. DiFiore, Esq.
                          Reed Smith Shaw & McClay, LLP
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 622-1600
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 17, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

            Name                              Shriya Investments Holding Ltd.
            Social Security Number             NA:
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CUSIP Number 670155 10 0             13D                     Page 2 of 5 Pages
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         2) Check the Appropriate Box if a Member of a Group (See
            Instructions)


            (a)                                                         [ ]

            (b)                                                         [ ]

         3) SEC Use Only

         4) Source of Funds (See Instructions):                         PF

         5) Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                              [ ]

         6) Citizenship or Place of Organization: British Virgin Islands

           Number of                (7) Sole Voting Power:              537,586
           Shares Beneficially      (8) Shared Voting Power                   0
           Owned by Each            (9) Sole Dispositive Power:         537,586
           Reporting Person With   (10) Shared Dispositive Power              0

         11) Aggregate Amount Beneficially Owned by Each Reporting
             Person:                                                    537,586

         12) Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)                                      [ ]

         13) Percent of Class Represented by Amount in Row (11):          3.58%

         14) Type of Reporting Person (See Instructions):                    CO

Item 1. Security and Issuer
        -------------------

         This Statement of Beneficial Ownership (the "Statement") is filed by SHRIYA INVESTMENT HOLDINGS, LTD. a British Virgin Islands corporation ("SIH") with respect to the common stock ("Common Stock") of Noxso Corporation, a Virginia corporation (the "Issuer"). This Statement relates to the sale by SIH of an aggregate of 300,000 shares of Common Stock (the "Shares"). The address of the principal executive offices of the Issuer of the shares is: 2414 Lytle Road, Bethel Park, PA 15102, (412) 854-1200.

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CUSIP Number 670155 10 0             13D                     Page 3 of 5 Pages
             -----------
Item 2. Identity and Background
        -----------------------

         (a) Name                        Shriya Investment Holdings, Ltd.

         (b) Address                     PO Box 860
                                         Eleven Bath Street
                                         St. Helier
                                         Jersey, Channel Islands  JE4OYZ

         (c) Title                       Investment holding company

         (d) Criminal Convictions        No

         (e) Securities Violations       No

         (f) Citizenship                 British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration
        --------------------------------------------------

         Not applicable.

Item 4. Purpose of Transaction
        ----------------------

         SIH's sale of the Shares of Common Stock is for the purpose of reducing its holdings of stock in the Issuer. SIH does not presently have any plan or proposal to acquire control of the Issuer or which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) any change in the Issuer's Certificate of Incorporation or
By-Laws or other actions which may impede the acquisition of control of the Issuer by any person;
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CUSIP Number 670155 10 0             13D                     Page 4 of 5 Pages
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         (h) causing the Common Stock to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above;

provided, however, that SIH may acquire additional shares of Common Stock in the open market or in private transactions from time to time as shares become available for purchase. SIH intends to review its position in the Issuer from time to time and may, depending upon its evaluation of its business and prospects, and upon future developments, including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions, determine to cease buying shares or to increase or decrease its position in the Issuer.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

         (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by SIH. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of December 31, 1997, at which time there were 15,022,051 shares of Common Stock issued and outstanding .

Table I

                              Aggregate Amount of
     Title of Class      Beneficial Ownership of Class       Percentage of Class
     --------------      -----------------------------       -------------------

      Common Stock                  537,586                         3.58%

         (b) The number of Shares as to which SIH has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

             (i) Sole Voting Power. SIH has sole voting power with respect to 537,586 Shares beneficially owned.

             (ii) Shared Voting Power. SIH does not hold any Shares with shared voting power.

             (iii) Sole Dispositive Power. SIH has sole power to dispose or to direct the disposition with respect to 537,586 Shares beneficially owned.

             (iv) Shared Dispositive Power. SIH does not share power to dispose or to direct the disposition of Shares.


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CUSIP Number 670155 10 0             13D                     Page 5 of 5 Pages
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         (c) SIH made the following purchases and sales of Shares during the
60 days prior to the date of this Statement:


Transaction Date      Number of Shares     Transaction Type      Price per Share
----------------      ----------------     ----------------      ---------------
    2/17/98               300,000                Sale                  .333


         (d) Not applicable.

         (e) Subsequent to the sale of 300,000 shares on February 17, 1998, SIH ceased to be the beneficial owner of more than five percent of the class of securities and, as of such date, SIH held 3.58% of the class of securities.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.
        ---------------------------------------------------------------------

         Pursuant to a certain loan agreement dated August 1997 by and between SIH and the Issuer, SIH provided certain debt financing to the Issuer as debtor in possession (the "DIP loan agreement") and in connection therewith also received 100,000 Shares. With the exception of the DIP Loan Agreement, SIH is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits
        --------------------------------

         A. Not Applicable

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 9, 1998


SHRIYA INVESTMENT HOLDINGS, LTD.


By: /s/ Rosemary Elizabeth Marr
    -----------------------------------------------
        Rosemary Elizabeth Marr, Authorized Officer